SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007 and April 10, 2007, respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $85.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 1.	Subject Company Information.

Item 1 of the Schedule 14D-9 is hereby amended by replacing the last sentence of Item 1(b) with the following:

As of the close of business on April 12, 2007, there were 16,372,694 shares of Common Stock issued and outstanding.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 3(c):

Concurrently with the execution of the Merger Agreement on March 24, 2007, Kim D. Blickenstaff, his spouse, Rita Blickenstaff, Beckman and Purchaser entered into the Support Agreement, as defined and described in Item 4(c) below. Such description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by replacing in its entirety the first table under the subsection entitled “Selected Precedent Transactions Analysis” under Item 4(b) with the following:

	Selected Transactions
Aggregate Consideration as a Multiple of:	Range	Median	Proposed Transaction
LTM Sales	2.6x-12.1x	4.7x	4.9x
LTM EBITDA	10.5x-23.8x	13.1x	17.6x	(1)

(1)

For purposes of calculating the aggregate consideration as a multiple of last twelve months’ EBITDA, EBITDA includes stock-based compensation expenses. This multiple would be 13.7x if stock-based compensation expenses are excluded. The multiple of 17.6x is different than the multiple previously disclosed in this Schedule 14D-9. In that regard, the disclosure relating to the Selected Transaction

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Analysis has been amended to correct the prior disclosure, which was based on EBIT multiples rather than EBITDA multiples. Goldman Sachs has determined, and has advised the Biosite Board, that the correction would not have had any effect on its fairness opinion. The Biosite Board has determined that such correction has not impacted its prior determination as described in Item 4(a) above and under “Background and Reasons for the Recommendation—Reasons for Recommendation” and “Background and Reasons for the Recommendation—Financial Analyses and Forecasts” in Item 4(b) above.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by replacing each reference to “Items 3 and 4 above” with “Items 3, 4 and 8”.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end thereof:

On April 11, 2007, Biosite entered into a confidentiality agreement with Inverness with terms no less favorable in any material respect to Biosite than those contained in the Confidentiality Agreement described under “Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Beckman—Confidential Agreement” under Item 3(b) above. Pursuant to the confidentiality agreement with Inverness, Biosite has furnished non-public information relating to Biosite and its subsidiaries to Inverness and its representatives and financing sources in accordance with the terms of the Merger Agreement. Biosite has also engaged in discussions and/or negotiations with Inverness concerning the acquisition proposal set forth in the letter received from Inverness on April 4, 2007.

Item 9.

Exhibit No.	Description

(e)(13)	Tender and Stockholder Support Agreement, dated March 24, 2007, by and among Beckman Coulter, Inc., Louisiana Acquisition Sub, Inc., Kim D. Blickenstaff and Rita Blickenstaff (incorporated by reference to Exhibit 10.1 to Beckman Coulter, Inc.’s Current Report on Form 8-K filed on March 26, 2007).

Annex I. Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Promulgated Thereunder.

Annex I of the Schedule 14D-9 is hereby amended by: (1) replacing the reference to “702.03” in footnote (1) to the table under the subsection entitled “Director Compensation” with “879.68”, (2) replacing the reference to “42.56” opposite the name of “Gunars E. Valkirs, Ph.D.” with “41.56” in the column entitled “Option Exercise Price ($)” of the table under the subsection entitled “Outstanding Equity Awards in 2006”, and (3) replacing the reference to “an M.B.A.” in the biographical information regarding Michael A. Whittaker with “a Masters” under the subsection entitled “Current Directors and Executive Officers and Biosite Incorporated”.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Kim D. Blickenstaff
Name:	Kim D. Blickenstaff
Title:	Chairman and Chief Executive Officer

Dated: April 16, 2007